SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Telecom Argentina S.A.

Item

1.	Press Release, dated November 2, 2011, entitled “Telecom Argentina S.A. announces consolidated nine month period (‘9M11’) and third quarter results for fiscal year 2011 (‘3Q11’)”

FOR IMMEDIATE RELEASE
Market Cap P$ 19.4 billion
November 2, 2011

Contacts:

Pedro Insussarry

Solange Barthe Dennin

(54-11) 4968-3743/3752

Telecom Argentina S.A. announces consolidated nine month

period (´9M11´) and third quarter results for

fiscal year 2011 (´3Q11´)*

•	Consolidated Net Revenues amounted to P$13,386 million (+28% vs. 9M10); Mobile business in Argentina +33% vs. 9M10; Internet +28% vs. 9M10 and Data +27% vs. 9M10.

•	Mobile subscribers in Argentina: 17.8 million; +1.8 million (+11% vs. 9M10).

•	Mobile Value Added Services in Argentina: +58% vs. 9M10; 47% of Service Revenues.

•	Mobile ARPU reached P$50 per month in 9M11 (+16% vs. 9M10).

•	ADSL ARPU increased to P$86 per month in 9M11 (+14% vs. 9M10); monthly churn decreased to 1.2% from 1.5% in 9M10.

•	Operating Profit Before Depreciation and Amortization (“OPBDA”) reached P$4,212 million (+28% vs. 9M10), 31% of Net Revenues.

•	Operating Profit amounted to P$3,064 million (+32% vs. 9M10).

•	Net Income amounted to P$1,818 million (+39% vs. 9M10) due to an increase in OPBDA and positive financial results.

•	Net Cash Position: P$2,025 million, an increase of P$1,175 million vs. 9M10 due to the strong cash generation of the Group.

	As of September 30,
(in million P$, except where noted)	2011	2010	Δ $	Δ %
Consolidated Net Revenues	13,386	10,484	2,902	28%
Fixed Services	3,921	3,401	520	15%
Mobile Services	9,465	7,083	2,382	34%
Operating Profit before D&A	4,212	3,282	930	28%
Operating Profit	3,064	2,322	742	32%
Net Income	1,818	1,309	509	39%
Shareholders’ equity	7,187	5,692	1,495	26%
Net Financial Position - Cash	2,025	850	1,175	138%
CAPEX (excluding materials)	1,264	1,074	190	18%
Fixed lines in service (in thousand lines)	4,132	4,087	45	1%
Mobile customers (in thousand)	19,863	17,843	2,020	11%
Personal (Argentina)	17,786	15,988	1,798	11%
Núcleo (Paraguay) -including Wimax customers-	2,078	1,855	223	12%
Broadband acceses (in thousand)	1,505	1,330	175	13%
Fixed line traffic (in MM minutes, Internet & Public Telephony not incl.)	11,143	11,415	(272)	-2%
Incoming / Outgoing mobile voice traffic in Arg. (in MM minutes)	15,180	13,708	1,472	11%
Average Billing per user (ARBU) Fixed Telephony / voice (in P$)	45.4	42.4	3.0	7%
Average Revenue per user (ARPU) Mobile Services in Arg. (in P$)	49.8	42.8	7.0	16%
Average Revenue per user (ARPU) ADSL (in P$)	85.5	74.9	10.6	14%

*	Unaudited non financial data

1	www.telecom.com.ar

Buenos Aires, November 2, 2011 - Telecom Argentina (NYSE: TEO; BASE: TECO2), one of Argentina’s leading telecommunications companies, announced today a Net Income of P$1,818 million for the nine month period ended September 30, 2011, or +39% when compared to the same period last year, due to a higher Operating Profit and positive financial results.

	9M11	9M10	Δ $	Δ %
Net Revenues (MMP$)	13,386	10,484	2,902	28%
Net Income (MMP$)	1,818	1,309	509	39%
Earnings per Share (P$)	1.85	1.33	0.52
Earnings per ADR (P$)	9.23	6.65	2.59
OPBDA*	31%	31%
Operating Profit*	23%	22%
Net Income*	14%	12%

*	As a percentage of Net Revenues

During 9M11, Consolidated Net Revenues increased by 28% to P$13,386 million (+P$2,902 million vs. 9M10), mainly fueled by the Mobile and Broadband businesses. Moreover, Operating Profit increased by 32% to P$3,064 million (+P$742 million vs. 9M10).

Consolidated Operating Revenues

Mobile Services

Clients continued increasing in 9M11, reaching 19.9 million as of the end of September 2011, representing an increase of 2 million (+11%) since September 30, 2010.

The activities developed to increase the usage of value added services (“VAS”) and customized offers to clients allowed Personal to increase consolidated net revenues to P$9,465 million (+34% vs. 9M10).

Telecom Personal in Argentina

As of September 30, 2011, Personal reached 17.8 million subscribers in Argentina (+11% or 1.8 million vs. 9M10), thus improving its market position. It is notable that the overall subscriber base mix continued with 31% in the postpaid modality (including “Cuentas claras” plans and 3G modems) and 69% in prepaid.

In 9M11, Net Revenues reached P$8,943 million (+P$2,195 million or 33% vs. 9M10) while Service Revenues (excluding handset sales) amounted to P$7,904 million (+31% vs. 9M10), with 47% corresponding to value-added services (‘VAS’) revenues (vs. 39% in 9M10). VAS revenues increased by 58% vs. 9M10.

During 9M11, the overall voice traffic minutes increased by 11% vs. 9M10. Meanwhile, SMS traffic performance (incoming and outgoing charged messages), climbed to 5,484 million in 9M11 from a monthly average of 4,449 million messages in 9M10 (+23% vs. 9M10). Due to this increase in traffic and

2	www.telecom.com.ar

VAS usage, Average Monthly Revenue per User (“ARPU”) increased to P$50 during 9M11 (+16% vs. 9M10). Furthermore, ARPU for the 3Q11 reached P$53 (+17% vs. 3Q10).
Initiatives

During 3Q11, continuing with the innovative strategy, Personal launched SIM Facebook, which enables access through a chip to the social network in any handset and plan. Personal is the first mobile operator to provide this service. Furthermore, Personal continued deepening its strategy of promoting the usage of Mobile Internet with disruptive offers such as “P$1 per day” where Mobile Internet customers increased significantly.

Moreover, during 9M11 Personal launched a new application for mobile devices with the goal of strengthens the fidelity program Club Personal. This app (application) allows clients to localize all the benefits offered by using a geolocator system.

In addition, Personal continued with its convenience strategy of benefits such as service packs and recharges by offering special services to its client base under their fidelity program.

During 3Q11, Personal continued its brand positioning associated to sports by being main sponsor in sky centers in the last winter season. Furthermore, on the occasion of the Rugby World Cup in New Zealand and as sponsor of the Rugby National Team, Personal launched a special offer for the international roaming service.

Telecom Personal in Paraguay

By the end of September 2011, Nucleo’s subscriber base reached almost 2.1 million clients (+12% vs. 9M10), including Wimax clients. Prepaid and Postpaid customers represented 84% and 16%, respectively.

Personal’s subsidiary in Paraguay generated revenues equivalent to P$522 million during 9M11 (+56% vs. 9M10) driven by an economy with a strong growth that allowed Nucleo to develop innovative commercial offers and to lead the Mobile Internet market. Moreover, the level of ARPU reached P$26 in 9M11, vs. P$19 one year ago.

Fixed Services (Voice, Data Transmission & Internet)

During 9M11 revenues generated by fixed services amounted to P$3,921 million, +15% vs. 9M10; with Internet (+28% vs. 9M10) and Data revenues (+27% vs. 9M10) growing in relative terms the most in this segment.

3	www.telecom.com.ar

Voice

Total Revenues for this service reached P$2,348 million in 9M11 (+8% vs. 9M10). The results of this line of business continued to be affected by frozen tariffs of regulated services determined by the Argentine Government in 2002.

Monthly Charges and Supplementary Services increased by P$46 million, or +7% vs. 9M10, to P$704 million, as a consequence of a higher number of lines in service (+1%), which surpassed 4.1 million, and an 18% increase in supplementary services.

Revenues generated by Local and Domestic Long Distance Measured Services and International Services totaled P$1,083 million, an increase of P$93 million or +9% vs. 9M10. In relative terms, revenues from local calls increased the most, with 12% vs. 9M10, mainly due to the incorporation of flat rate packs. Moreover, domestic long distance traffic increased by 9% vs. 9M10 and revenues from international services increased by 6% vs. 9M10.

Interconnection revenues reached P$357 million (+12% vs. 9M10), mainly due to an increase in mobile interconnection prices.

Public telephony reached P$39 million (-P$8 million vs. 9M10). Finally, other revenues totaled P$165 million (+7% vs. 9M10) mainly due to higher revenues on equipment sales.

During 3Q11, Telecom continued promoting offers through packs to add value to clients. In this way, a broad communication campaign was rolled out (including TV, graphic, radio, web) focused on the bundling offer of Arnet Wi-Fi with unlimited local calls and Arnet Turbo.

Data Transmission and Internet

Data transmission revenues amounted to P$299 million (+27% vs. 9M10), where the focus was to strengthen Telecom’s position as an integrated ICT provider.

During 9M11 the Virtual Central, a platform that combines the traditional PBX service with advanced functions that enhance the integration with IT tools, was expanded, covering the main cities of the country. On the other hand, the possibility of maintaining the telephone number of those clients that move from the traditional service to the Virtual Central has been incorporated.

Thanks to promotional offers on ADSL and VPNs for the business segment, Internet accesses additions and VPNs additions increased respect to 3Q10.

In 3Q11 Telecom Argentina continued developing Cloud Computing services, as part of the innovative technological process, which allows an On-Demand access to configurable resources such as networks, servers, storage and applications, among others.

4	www.telecom.com.ar

Revenues related to Internet totaled P$1,274 million (+P$276 million or 28% vs. 9M10), mainly due to the continued expansion of broadband services.

As of September 30, 2011, Telecom surpassed 1.5 million ADSL accesses (+13% vs. 9M10). These connections represented 36% of Telecom’s fixed lines in service. In addition, ADSL ARPU reached approximately P$86 in 9M11, +14% when compared to 9M10. It must be noted that the calculation method of ARPUs of 2011 was adjusted in order to exclude from the subscriber base the dongles of customers that already had fixed broadband access. In relation to the monthly churn, it declined to 1.2% in 9M11 (vs. 1.5% in 9M10).

A new ADSL offer on 6MB speed access was launched, where bundling with mobile Internet or fixed voice plans is available. This bundled offer positions Telecom as a market leader. Moreover, the online channel was stimulated by doubling the period of ADSL promotions for new clients.

By the end of 3Q11, Telecom Argentina launched Arnet Play, a streaming video service that allows clients to watch a wide variety of audiovisual contents in their TVs and computers at home. This service employs multimedia equipment which is connected through Wi Fi to the broadband access in the house. Arnet Play includes a large list of movies, series, children’s programs, concerts, adult content both in the original languages and subtitled. The service uses adaptive bitrates technology that maximizes user experience, video quality and network efficiency.

Arnet Play is supported by the Content Delivery Network (CDN) of Telecom, a last generation network composed of coordinated nodes distributed geographically that facilitates the transport of videos through Internet, optimizing the multimedia experience at home.

Consolidated Operating Costs

The Cost of Services Provided, Administrative Expenses and Selling Expenses totaled P$10,322 million in 9M11, an increase of P$2,160 million, or +26%, vs. 9M10. The increase is a consequence of higher commercial costs due to a higher volume of revenues, inflationary effects in the general cost structure, and greater expenses related to intense competition in the industry.

The cost breakdown is as follows:

- Salaries and Social Security Contributions totaled P$1,760 million (+31% vs. 9M10), mainly affected by increases in salaries due to the labor agreement reached in July 2011 and expired in June 2012 and the increase in employees. Regarding personnel, in the same period the incorporation of 673 employees in the mobile business and 71 employees in the fixed services vs. 9M10 resulted in a total headcount at the end of the period of 16,237 employees.

5	www.telecom.com.ar

- Taxes reached P$1,155 million (+29% vs. 9M10), impacted mainly by higher average rates in turnover taxes applied to higher volume of revenues, by taxes related to debit and credit taxes, and by higher taxes from municipal jurisdictions.

- Network access costs (includes TLRD, Roaming, Interconnection, international settlement charges and lease of circuits) amounted to P$1,091 million, +P$74 million vs. 9M10. This was mainly due to savings from stimulating on-net traffic among mobile clients and to the optimization in the lease of wireless backhaul equipment.

- Agents, prepaid card commissions and other commissions were P$1,253 million (+39% vs. 9M10), mainly due to the increase in commissions paid to commercial agents associated with higher revenues from the sale of more sophisticated handsets, higher costs associated with a higher volume of acquisitions and retention of customers with the aim of gaining fidelity from clients in light of the number portability implementation in the forthcoming months and higher cards sales and prepaid recharges.

- Advertising amounted to P$387 million (+32% vs. 9M10), oriented towards supporting the commercial activity in mobile and Internet services and to strengthen the brands of the Telecom Group through the sponsorship of important sports and artistic events.

- Cost of handsets sold totaled P$1,462 million (+32% vs. 9M10) due to an increase in high-end handsets sales and a higher number of handset upgrades, performed to stimulate VAS usage. These effects resulted in the increase of the average cost of handsets.

- Fees for services amounted to $623 million (+39% vs. 9M10), principally due to higher costs from the call centers, more services requirements, and to the renegotiation with suppliers of certain agreements contemplating higher expenses in the cost structure of providers.

- Depreciation of Fixed and Intangible Assets reached P$1,148 million (+20% vs. 9M10). Fixed services totaled P$553 million (+6% vs. 9M10) and mobile services totaled P$595 million (+36% vs. 9M10). This increase was due to a higher transfer to fixed assets, mainly in network access, transmission equipment and switching equipment in both businesses.

- Others Costs totaled P$1,443 million (+21% vs. 9M10). This increase was mainly due to general increases in services such as maintenance, materials and supplies (+23% vs. 9M10), transportation, freight and travel (+19% vs. 9M10) and increase in bad debt expenses, that represented approximately less than 1% of consolidated revenues, and an increase in costs related to VAS, such as content offers.

6	www.telecom.com.ar

Consolidated Financial and Holding Results

Financial and Holding Results resulted in a gain of P$110 million, an increase of P$154 million vs. a loss of $44 million in 9M10. This was mainly due to a gain in net financial interest of P$120 million in 9M11 (+P$70 million vs. 9M10) derived from a healthy financial position and to losses for FX results of P$4 million in 9M11 (vs. losses of P$86 million in 9M10) as a result of a lower exposure to foreign currency debts.

Consolidated Net Financial Position

As of September 30, 2011, Net Financial Position (Cash, Cash Equivalents and current Investments minus Loans) totaled P$2,025 million in cash, an improvement of P$1,175 million vs. Net Financial Position as of September 2010. This was due to the strong cash flow generation evidenced in the period that also allowed the Company to pay P$915 million in cash dividends.

Capital Expenditures

During 9M11, the Company invested P$1,264 million (excluding materials). This amount was allocated to Fixed Services (P$731 million) and Mobile services (P$533 million). In relative terms, capex reached 9% of net consolidated revenues.

Main capex projects are related to the provision of network capacity to offer services to sustain the growth of Mobile Internet and improve clients’ experience, as well as to support ADSL services to enhance customer access speed. Moreover, projects were associated to the expansion of transmission and transport networks to expand coverage and face the growing demand coming from fixed and mobile customers.

Recent Relevant Matters

On October 13th, 2011, the Argentine National Securities Commission (“CNV”-Comisión Nacional de Valores-) has approved Telecom Personal Medium Term Notes Program for an amount up to U$S 500.000.000 or its equivalent in other currencies.

***********

7	www.telecom.com.ar

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers, either or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company whose common stock (approximately 74% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock comprised of preferred shares that are held by minority shareholders.

As of September 30, 2011, Telecom continued to have 984,380,978 shares outstanding.
(*) Employee Stock Ownership Program
For more information, please contact the Investor Relations Department:

Pedro Insussarry	Solange Barthe Dennin	Ruth Fuhrmann	Horacio Nicolás del Campo	Gustavo Tewel
(5411) 4968 3743	(5411) 4968 3752	(5411) 4968 4448	(5411) 4968 6236	(5411) 4968 3718

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

(Financial tables follow)

*******

Enrique Garrido

Chairman

8	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Nine months Period and Third Quarter - Fiscal Year 2011

(In millions of Argentine pesos)

1-	Consolidated Balance Sheet

	09/30/2011	12/31/2010	Δ $	Δ %
Cash, equivalents and investments	2,171	1,387	784	57%
Trade receivables	1,518	1,449	69	5%
Other current assets	801	778	23	3%
Total Current Assets	4,490	3,614	876	24%
Fixed & Intangible assets	8,536	8,248	288	3%
Other non-current assets	136	102	34	33%
Total Non Current Assets	8,672	8,350	322	4%
Total Assets	13,162	11,964	1,198	10%
Accounts payable	2,982	2,908	74	3%
Loans	18	42	(24)	-57%
Salaries and social security payable	461	390	71	18%
Taxes payable	958	1,022	(64)	-6%
Reserves	121	64	57	89%
Other current liabilities	77	54	23	43%
Total Current Liabilities	4,617	4,480	137	3%
Accounts payable	5	—	5	—
Loans	128	121	7	6%
Salaries and social security payable	134	110	24	22%
Taxes payable	21	154	(133)	-86%
Reserves	698	536	162	30%
Other non-current liabilities	204	200	4	2%
Total Non Current Liabilities	1,190	1,121	69	6%
Total Liabilities	5,807	5,601	206	4%
Minority Interest	168	126	42	33%
Shareholders’ equity	7,187	6,237	950	15%
Total Liabilities, Minority Interest and Equity	13,162	11,964	1,198	10%

2-	Consolidated Loans

	09/30/2011	12/31/2010	Δ $	Δ %
Banks and other financial institutions	14	31	(17)	-55%
Bank overdraft	—	9	(9)	-100%
Accrued interest	4	2	2	100%
Total Current Loans	18	42	(24)	-57%
Banks and other financial institutions	128	121	7	6%
Total Non Current Loans	128	121	7	6%
Total Loans	146	163	(17)	-10%

Cash and cash equivalents	2,171	1,387	784	57%
Net Financial Position- Cash	2,025	1,224	801	65%

9	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Nine months Period and Third Quarter - Fiscal Year 2011

(In millions of Argentine pesos)

3-	Consolidated Income Statement

Nine Months Comparison

	09/30/2011	09/30/2010	Δ $	Δ %
Net revenues	13,386	10,484	2,902	28%
Cost of services	(6,468)	(5,296)	(1,172)	22%
Gross Profit	6,918	5,188	1,730	33%
Administrative expenses	(481)	(365)	(116)	32%
Selling expenses	(3,373)	(2,501)	(872)	35%
Operating Profit	3,064	2,322	742	32%
Financial and holding results	110	(44)	154	—
Other expenses, net	(352)	(208)	(144)	69%
Results from ordinary operations	2,822	2,070	752	36%
Taxes on income	(985)	(754)	(231)	31%
Minority interest	(19)	(7)	(12)	171%
Net Income	1,818	1,309	509	39%

Operating Profit before D & A	4,212	3,282	930	28%

As a % of Net Revenues	31%	31%

Financial and Holding results
Financial results generated by assets
	09/30/2011	09/30/2010	Δ $	Δ %
Interest	141	114	27	24%
Foreign currency exchange results	44	28	16	57%
Holding results generated by inventories	(11)	(4)	(7)	175%
Other financial results	1	(1)	2	-200%
Total Financial results generated by assets	175	137	38	28%
Financial results generated by liabilities
Interest	(21)	(64)	43	-67%
Foreign currency exchange results and loss on derivatives	(48)	(114)	66	-58%
Other financial results	4	(3)	7	—
Total Financial results generated by liabilities	(65)	(181)	116	-64%
Total Financial and holding results	110	(44)	154	—

4-	Consolidated Income Statement

Three Months Comparison

	09/30/2011	09/30/2010	Δ $	Δ %
Net revenues	4,770	3,767	1,003	27%
Cost of services	(2,289)	(1,933)	(356)	18%
Gross Profit	2,481	1,834	647	35%
Administrative expenses	(170)	(121)	(49)	40%
Selling expenses	(1,210)	(930)	(280)	30%
Operating Profit	1,101	783	318	41%
Financial and holding results	54	2	52	—
Other expenses, net	(216)	(85)	(131)	154%
Results from ordinary operations	939	700	239	34%
Taxes on income	(330)	(252)	(78)	31%
Minority interest	(7)	(4)	(3)	75%
Net Income	602	444	158	36%

Operating Profit before D & A	1,510	1,118	392	35%

As a % of Net Revenues	32%	30%

10	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Nine months Period and Third Quarter - Fiscal Year 2011

(In millions of Argentine pesos)

5-	Consolidated Revenues Breakdown

Nine Months Comparison

	09/30/2011	09/30/2010	Δ $	Δ %
Fixed Telephony	2,115	1,947	168	9%
Measured service Local	432	387	45	12%
Measured service DLD	418	383	35	9%
Monthly charges	704	658	46	7%
Public telephones	39	47	(8)	-17%
Interconnection	357	318	39	12%
Others	165	154	11	7%
International Telephony	233	220	13	6%
Data transmission & Internet	1,573	1,234	339	27%
Data	299	236	63	27%
Internet	1,274	998	276	28%
MobileTelephony	9,465	7,083	2,382	34%
Telecom Personal	8,943	6,748	2,195	33%
Monthly fee and measured service	2,661	2,291	370	16%
Calling Party Pays	483	450	33	7%
TLRD *	619	564	55	10%
VAS	3,720	2,359	1,361	58%
Handset sales	1,039	721	318	44%
Others (Includes Roaming)	421	363	58	16%
Núcleo	522	335	187	56%
Monthly fee and measured service	205	141	64	45%
Calling Party Pays	9	8	1	13%
TLRD *	33	24	9	38%
VAS	223	125	98	78%
Internet - Wimax	14	12	2	17%
Handset sales	19	4	15	—
Others (Includes Roaming)	19	21	(2)	-10%
Total net revenues	13,386	10,484	2,902	28%

6-	Consolidated Revenues Breakdown

Three Months Comparison

	09/30/2011	09/30/2010	Δ $	Δ %
Fixed Telephony	731	671	60	9%
Measured service Local	150	135	15	11%
Measured service DLD	146	131	15	11%
Monthly charges	239	223	16	7%
Public telephones	12	15	(3)	-20%
Interconnection	125	111	14	13%
Others	59	56	3	5%
International Telephony	80	76	4	5%
Data transmission & Internet	545	432	113	26%
Data	92	78	14	18%
Internet	453	354	99	28%
MobileTelephony	3,414	2,588	826	32%
Telecom Personal	3,236	2,469	767	31%
Monthly fee and measured service	931	785	146	19%
Calling Party Pays	168	159	9	6%
TLRD *	217	198	19	10%
VAS	1,395	910	485	53%
Handset sales	382	298	84	28%
Others (Includes Roaming)	143	119	24	20%
Núcleo	178	119	59	50%
Monthly fee and measured service	68	49	19	39%
Calling Party Pays	3	3	—	0%
TLRD *	12	8	4	50%
VAS	80	46	34	74%
Internet - Wimax	4	4	—	0%
Handset sales	5	2	3	150%
Others (Includes Roaming)	6	7	(1)	-14%
Total net Revenues	4,770	3,767	1,003	27%

*	Charges for the termination of calls of the cellular operators.

11	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Nine months Period and Third Quarter - Fiscal Year 2011

(In millions of Argentine pesos)

7-	Consolidated Income Statement

Nine month Period - Fiscal Year 2011

	09/30/2011	09/30/2010	Δ $	Δ %
Net Revenues	13,386	10,484	2,902	28%
Salaries and social security contributions	(1,760)	(1,342)	(418)	31%
Taxes, taxes with the regulatory authority	(1,155)	(898)	(257)	29%
Materials and supplies	(623)	(507)	(116)	23%
Bad debt expenses	(125)	(87)	(38)	44%
Interconnection cost	(142)	(145)	3	-2%
Settlement charges	(103)	(99)	(4)	4%
Lease of lines and circuits	(119)	(107)	(12)	11%
Service fees	(623)	(449)	(174)	39%
Advertising	(387)	(294)	(93)	32%
Agent, Prepaid card commissions and other commissions	(1,253)	(900)	(353)	39%
Cost of voice, data and cellular handsets	(1,462)	(1,111)	(351)	32%
Roaming and TLRD	(727)	(666)	(61)	9%
Others	(695)	(597)	(98)	16%
Total Costs before D&A	(9,174)	(7,202)	(1,972)	27%
Operating Profit before D&A	4,212	3,282	930	28%
Depreciation of fixed assets	(1,135)	(946)	(189)	20%
Amortization of intangible assets	(13)	(14)	1	-7%
Operating Profit	3,064	2,322	742	32%
Financial and Holding Income	110	(44)	154	—
Other expenses, net	(352)	(208)	(144)	69%
Income from ordinary operations	2,822	2,070	752	36%
Taxes on income	(985)	(754)	(231)	31%
Minority interest	(19)	(7)	(12)	171%
Net Income	1,818	1,309	509	39%

8-	Consolidated Income Statement

Third Quarter - FY 2011

	09/30/2011	09/30/2010	Δ $	Δ %
Net Revenues	4,770	3,767	1,003	27%
Salaries and social security contributions	(663)	(498)	(165)	33%
Taxes, taxes with the regulatory authority	(401)	(326)	(75)	23%
Materials and supplies	(216)	(188)	(28)	15%
Bad debt expenses	(41)	(24)	(17)	71%
Interconnection cost	(48)	(50)	2	-4%
Settlement charges	(33)	(29)	(4)	14%
Lease of lines and circuits	(39)	(36)	(3)	8%
Service fees	(228)	(175)	(53)	30%
Advertising	(123)	(115)	(8)	7%
Agent, Prepaid card commissions and other commissions	(453)	(327)	(126)	39%
Cost of voice, data and cellular handsets	(506)	(449)	(57)	13%
Roaming and TLRD	(247)	(222)	(25)	11%
Others	(262)	(210)	(52)	25%
Total Costs before D&A	(3,260)	(2,649)	(611)	23%
Operating Profit before D&A	1,510	1,118	392	35%
Depreciation of fixed assets	(405)	(331)	(74)	22%
Amortization of intangible assets	(4)	(4)	—	0%
Operating Profit	1,101	783	318	41%
Financial and Holding Income	54	2	52	—
Other expenses, net	(216)	(85)	(131)	154%
Income from ordinary operations	939	700	239	34%
Taxes on income	(330)	(252)	(78)	31%
Minority interest	(7)	(4)	(3)	75%
Net Income	602	444	158	36%

12	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Additional Information under IFRS

(In million of Argentine pesos )

9-	Consolidated Income Statement

Annual Comparison

	09/30/2011	09/30/2010	Δ $	Δ %
Service Revenues	12,235	9,722	2,513	26%
Equipment Sales	1,124	763	361	47%
Other income	37	18	19	106%
Total Revenues	13,396	10,503	2,893	28%
Salaries and social security	(1,760)	(1,342)	(418)	31%
Taxes	(1,155)	(894)	(261)	29%
Interconnection costs and lease of circuits	(364)	(351)	(13)	4%
Agent commissions and distribution of prepaid cards
commissions and other commissions	(1,089)	(804)	(285)	35%
Charges for TLRD and Roaming	(726)	(665)	(61)	9%
Advertising costs	(380)	(290)	(90)	31%
Fees for services, maintenance, materials and supplies	(1,224)	(933)	(291)	31%
Cost of handset sales	(1,177)	(856)	(321)	38%
Contingencies	(188)	(104)	(84)	81%
Severance payments and termination benefits	(107)	(52)	(55)	106%
Bad debt expenses	(125)	(87)	(38)	44%
Other operating expenses	(685)	(588)	(97)	16%
Operating income before depreciation and amortization	4,416	3,537	879	25%
Como % de ventas netas	33%	34%	-1%	-2%
Depreciation of fixed assets	(1,111)	(938)	(173)	18%
Depreciation of new intangible assets	(429)	(280)	(149)	53%
Amortization of other intangible assets	(13)	(14)	1	-7%
Operating income	2,863	2,305	558	24%
Financial results generated by assets	188	143	45	31%
Financial results generated by liabilities	(150)	(236)	86	-36%
Net income before income tax	2,901	2,212	689	31%
Income tax expense, net	(1,009)	(804)	(205)	25%
Net income	1,892	1,408	484	34%

Net Income attributable to the parent	1,870	1,400

Net Income attributable to non-controlling interest	22	8

10-	Balance Sheet

Annual Comparison

	09/30/2011	09/30/2011	09/30/2011	09/30/2011
	09/30/2011	12/31/2010	Δ $	Δ %
Net equity under Argentine GAAP	7,187	6,237	950	15%

IFRS adjustments
Non-controlling interest	168	126	42	33%

Revenue recognition	(106)	(100)	(6)	6%

Intangible Assets	546	464	82	18%

Other adjustments	(126)	(107)	(19)	18%

Tax effects on IFRS adjustments	(133)	(109)	(24)	22%

Total equity under IFRS	7,536	6,511	1,025	16%

Equity attributable to the parent	7,391	6,404

Equity attributable to the non-controlling interest	145	107

13	www.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: November 4, 2011	By:	/s/ Enrique Garrido
	Name:	Enrique Garrido
	Title:	Chairman of the Board of Directors